Windtree Therapeutics, Inc.

2600 Kelly Road, Suite 100

Warrington, Pennsylvania 18976

April 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Lauren Hamill

Re:	Windtree Therapeutics, Inc.

Registration Statement on Form S-1
SEC File No. 333-269775

Request for Acceleration

Ms. Hamill:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Windtree Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-269775), as amended (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 8:00 A.M., eastern time, on April 19, 2023, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Goodwin Procter LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Goodwin Procter LLP, by calling Jennifer Porter at (445) 207-7806.

Please feel free to direct any questions or comments concerning this request to Jennifer Porter, Esq. of Goodwin Procter LLP at (445) 207-7806.

WINDTREE THERAPEUTICS, INC.

By:	/s/ Craig E. Fraser
Name: Craig E. Fraser
Title: President and Chief Executive Officer

Cc: Jennifer Porter, Goodwin Procter LLP